U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):

[X] Form 10-K	[ ] Form 20-F	[ ] Form 11-K	[ ] Form 10-Q	[ ] Form 10-D
[ ] Form N-SAR

For Period Ended: December 31, 2021

[ ] Transition Report on Form 10-K

[ ] Transition Report on Form 10-Q

For the Transition Period Ended: __________________________

Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.

Part I - Registrant Information

Full Name of Registrant: CV Sciences, Inc.

Former Name if Applicable: N/A

Address of Principal Executive Office (Street and Number)

10070 Barnes Canyon Road
San Diego, CA 92121

Part II - Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X]	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]	(b)	The subject annual report, semi-annual report, or transition report or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form l0-Q or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ]	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III - Narrative

State below in reasonable detail the reasons why the Form 10-K, 20-F, 11-K, 10-Q, or N-SAR, or the transition report or portion thereof could not be filed within the prescribed time period.

The Company is unable to file its Annual Report on Form 10-K for the year ended December 31, 2021, within the prescribed time period without unreasonable effort or expense. The Company requires additional time to finalize its financial statements to be filed as part of the 2021 Form 10-K. The additional time is required for, among other things, to incorporate its most recent subsequent events into its Form 10-K, which include two significant financings both closed within a week of the filing deadline, and work with its external auditors, which were just recently changed in December 2021, to ensure all related audit procedures have been performed. The Company currently expects to file the 2021 Form 10-K on or before April 15, 2022, the prescribed due date under the fifteen calendar day extension period provided under Rule 12b-25.

Part IV - Other Information

(1)	Name and telephone number of person to contact in regard to this notification

Joseph D. Dowling	619	876-4309
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding l2 months (or for such shorter period that the registrant was required to file such reports) been filed? If answer is no, identify report(s).	[X] Yes	[ ] No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?	[ ] Yes	[X] No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

CV Sciences, Inc.

(Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: March 31, 2022	CV Sciences, Inc.

	By:	/s/ Joseph D. Dowling
Joseph D. Dowling
Chief Executive Officer